



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-10_____ AND ENDING _____31-Dec-10_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Feldstein Financial Group, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 Seminary Avenue
(No. and Street)

Chester   **NJ**   **07930**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Feldstein   **908-879-9559**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A   **Monmouth Beach**   **NJ**   **07750**
(Address)   (City)   (State)   (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

11017680

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Steven Feldstein** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Feldstein Financial Group, LLC _____ , as of

December 31, 2010 _____ , are true and correct, I further swear (or affirm)

that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires
July 7, 2014

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Member,
Feldstein Financial Group, LLC

We have audited the accompanying balance sheet of Feldstein Financial Group, LLC as of December 31, 2010 and the related statement of operations and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldstein Financial Group, LLC as of December 31, 2010 and the related statement of operations and changes in member's equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Monmouth Beach, New Jersey
February 17, 2011

Feldstein Financial Group, LLC
Affirmation of the Managing Member

To the best of the knowledge and belief of the undersigned, the information contained in
the Annual Report of Feldstein Financial Group, LLC for the year ended December 31,
2010 is accurate and complete. The annual financial statements and operational reports
filed with the Securities and Exchange Commission for the year ended December 31,
2010 have been made available to the member of Feldstein Financial Group, LLC.

Steven Feldstein, Managing Member

Feldstein Financial Group, LLC
Balance Sheet
As of December 31, 2010

ASSETS

Current assets:	
Cash & cash equivalents	$12,423
Receivables from clearing broker	57,562
Prepaid expenses	4,332
Total Current Assets	$74,317
Total Assets	$74,317

LIABILITIES & MEMBER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$3,962
Due to related party	5,967
Total Current Liabilities	$9,929
Member's Equity:	64,388
Total Liabilities & Member's Equity	$74,317

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Statement of Operations
For the Year Ended December 31, 2010

Commission & service revenues	$418,740
Clearance charges	(66,928)
Net margin	$351,812
General and administrative expenses:	
General administration	$39,878
Total general and administrative expenses	39,878
Income from operations	$311,934
Other income:	
Interest income	1,221
Net income before income tax provision	$313,155
Provision for income taxes	0
Net income	$313,155

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net income	$313,155
Changes in other operating assets and liabilities:	
Receivables from clearing broker	(57,562)
Prepaid expenses	(1,650)
Due to related party	5,967
Accounts payable & accrued expenses	162
Net cash provided by operations	$260,072
Financing activities	
Distributions paid member	($314,020)
Net cash used by financing activities	(314,020)
Net decrease in cash during the fiscal year	($53,948)
Cash at December 31, 2009	66,371
Cash at December 31, 2010	$12,423
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2010

	Member's Equity
Balance at December 31, 2009	$65,253
Distribution paid member	(314,020)
Net income for the fiscal year	313,155
Balance at December 31, 2010	$64,388

Please see the notes to the financial statements.

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Feldstein Financial Group, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2010

1. Organization

Feldstein Financial Group, LLC (the Company) is a privately held limited liability company formed in New Jersey in 2002 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Security and Exchange Commission Rule 15c3-3(k)(2)(b).

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Commission revenues and related fees are recorded on a trade date basis and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these consolidated financial statements.

3. Fair Value of Financial Instruments

Cash and cash equivalents, prepaid expenses, receivables from clearing broker, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2010.

4. Related Party Transactions

The Company has executed an expense sharing agreement with a company related to the Company by common ownership, whereby the related company pays for certain allocated overhead costs.

5. Off-Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

6. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Member's equity	$64,388
DEBITS:	
Non-allowable assets:	
Prepaid expenses	(4,332)
NET CAPITAL	$60,056
Haircuts	0
ADJUSTED NET CAPITAL	$60,056
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$55,056
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$3,962
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.60%
Excess net capital previously reported	$55,056
Less adjustments	0
Excess net capital per this report	$55,056

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2010 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Member
Feldstein Financial Group, LLC

In planning and performing our audit of the financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Purdue Associates, LLC

Monmouth Beach, N.J.
February 17, 2011

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